================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                 ---------------

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                        FOR THE TRANSITION PERIOD FROM TO


                          COMMISION FILE NUMBER 1-9910


            WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                                 --------------

                                    WESTCORP
                                   23 PASTEUR
                          IRVINE, CALIFORNIA 92718-3804

                 (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT
                       TO THE PLAN AND THE ADDRESS OF ITS
                           PRINCIPAL EXECUTIVE OFFICE)



================================================================================

                              REQUIRED INFORMATION

1.     Not Applicable.

2.     Not Applicable.

3.     Not Applicable.

4. Westcorp Employee Stock Ownership and Salary Savings Plan (the "Plan")is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Westcorp Employee Stock Ownership and Salary Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                           WESTCORP EMPLOYEE STOCK OWNERSHIP
                                           AND SALARY SAVINGS PLAN


                                           By: /s/ LEE A. WHATCOTT
                                               ---------------------------------
                                               Lee A. Whatcott, Committee Member


June 29, 1999

                          Audited Financial Statements
                           and Supplemental Schedules

                                    Westcorp
                            Employee Stock Ownership
                             and Salary Savings Plan

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1998 and 1997





                                    CONTENTS

Report of Independent Auditors............................................. F-1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................F-2
Statements of Changes in Net Assets Available for Benefits..................F-3
Notes to Financial Statements...............................................F-4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes.............................F-16
Schedule of Reportable Transactions.........................................F-17

                         Report of Independent Auditors

Plan Committee
Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of Westcorp Employee Stock Ownership and Salary Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 18, 1999

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                    DECEMBER 31
                                                            ----------------------------
                                                                1998              1997
                                                            -----------      -----------
ASSETS
Cash and short-term investments                             $ 1,314,111      $ 1,303,134
Investments at fair value:
   Common stock                                               7,315,941       18,852,429
   Mutual funds                                               9,926,745        9,209,430
   Government National Mortgage Association
      Securities                                                 45,467           55,355
   Loans to participants                                        323,130           83,895
                                                            -----------      -----------
Total investments                                            18,925,394       29,504,243

Dividends and interest receivable                               138,462           81,487
Employee deferrals receivable                                    95,609          118,862
Employer contribution receivable                                759,313        2,425,576
                                                            -----------      -----------
Total receivables                                               993,384        2,625,925
                                                            -----------      -----------
Net assets available for benefits                           $19,918,778      $32,130,168
                                                            ===========      ===========


See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                 YEAR ENDED DECEMBER 31
                                                                1998               1997
                                                            -------------      ------------
Additions to net assets attributed to:
   Investment income:
     Interest income                                        $     37,785       $     19,672
     Dividends                                                   501,287            725,647
     Net investment gains                                        730,670            618,927
     Other (losses) gains                                       (612,239)         1,202,442
   Contributions:
     Employer:
       Cash                                                      759,314            723,426
       Noncash                                                        --          1,702,150
       Allocated forfeitures                                     420,163            435,512
     Employee                                                  2,821,704          2,734,172
   Rollovers:
     Rollover contributions                                      117,411            286,437
   Net unrealized depreciation in fair value of
     investments                                              (9,654,906)        (6,235,897)
                                                            ------------       ------------
Total (reductions) additions                                  (4,878,811)         2,212,488

Deductions from net assets attributed to:
   Distributions and withdrawals paid to participants          7,332,579          3,822,223
                                                            ------------       ------------
Net decrease                                                 (12,211,390)        (1,609,735)

Net assets available for benefits at beginning of year        32,130,168         33,739,903
                                                            ------------       ------------
Net assets available for benefits at end of year            $ 19,918,778       $ 32,130,168
                                                            ============       ============

See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                           December 31, 1998 and 1997

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Westcorp Employee Stock Ownership and Salary Savings Plan (the Plan) is for the benefit of all eligible employees of Westcorp (the Company), its wholly owned subsidiaries, Westran Services Corp., Westcorp Investments, Inc. and Western Financial Bank (the Bank), and the Bank's subsidiaries.

Contributions and Deductions: Contributions by Plan participants are recognized as additions to net assets when the deduction is made from the participants' wages at the end of each payroll period. Contributions from the Company are voluntary and are accrued in the year in which they become obligations of the Company by authorization of its Board of Directors.

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Investment Valuation and Income Recognition: The Plan's cash and investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock shares of Westcorp are valued at their closing price on the New York Stock Exchange as of December 31. The loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

GENERAL

The Plan is a defined contribution profit sharing plan that covers substantially all employees and provides for retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

GENERAL (CONTINUED)

The Company and its subsidiaries make contributions to the employee stock ownership portion of the Plan, as determined by the Company's Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. The participants vest as follows:

                  Years of Service             Vested Interest
                  ----------------             ---------------
                   Less than 3                        0%
                        3                            20%
                        4                            40%
                        5                            60%
                        6                            80%
                    7 or more                       100%

A participant is 100% vested after seven years of service, or upon attainment of age 65 or in the event of a participant's death or total disability while still an employee of the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The amount of forfeited nonvested accounts was not material for the years ended December 31, 1998 and 1997.

It is the intent of the Company to continue the Plan; however, the Plan may be terminated by the Company at any time. In the event the Plan terminates, the net assets of the Plan will be allocated. All participants will vest 100% immediately and will receive their credited balance as of the date of liquidation.

Further information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet "Westcorp Employee Stock Ownership and Salary Savings Plan Summary Plan Document." Copies of this pamphlet are available from the Plan Committee.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Employees may contribute up to 10% of annual earnings to the Plan through regular payroll deductions under the 401(k) provisions of the Plan. The Company may match up to 50% of employee elective contributions, not to exceed 6% of employee compensation. Forfeitures are credited to the employer and are used to reduce employer contributions.

Plan participants have seven investment options. A participant may invest in any combination of the following mutual fund options offered by American Funds and/or Westcorp common stock:

o The Cash Management Trust of America - Funds are invested in shares of a registered investment company that primarily invests in various money market instruments.

o U.S. Government Securities Fund - Funds are invested in shares of a registered investment company that primarily invests in securities on which the U.S. government guarantees the payment of principal and interest.

o The Income Fund of America - Funds are invested in shares of a registered investment company that invests in a broadly diversified portfolio of securities including stocks and bonds.

o The Growth Fund of America - Funds are invested in shares of a registered investment company that invests primarily in common stocks.

o Washington Mutual Investors Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks.

o       Westcorp Stock - Funds are invested in common stock of Westcorp.

o EuroPacific Growth Fund of America - Funds are invested in shares of a registered investment company that invests in a broadly diversified portfolio of overseas stocks and bonds.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

LOANS TO PARTICIPANTS

During 1997, the Plan was amended to allow employees to borrow from their Plan Accounts. A minimum loan amount of $500 can be borrowed once a year. The maximum loan amount is 50% of the employee's vested Plan. Account balance not to exceed $50,000. Loans are required to be repaid within five years; however, if the purpose of the loan is to purchase a primary residence, the term may be up to 30 years.

Repayments of loan amounts are used to reduce the outstanding principal balance of the loan. Such principal reductions are then allocated among the seven investment options in the same proportion in which the individual employee's elective contributions are allocated at the time of loan repayment.

3. BENEFITS PAYABLE

Vested benefits payable to participants of $79,081 and $432,182 at December 31, 1998 and 1997, respectively, are not reflected as a deduction from net assets available for benefits in the Plan's financial statements, which creates a difference from the Plan's Internal Revenue Service (IRS) Form 5500, "Annual Return/Report of Employee Benefit Plan," which has recorded the vested benefits as a liability.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


4. INVESTMENTS

The Plan's investments, net of investments purchased during the year, decreased in fair value by $9,654,906 and $6,235,897 during 1998 and 1997, respectively. Investment income of $657,503 and $2,566,688 was realized in relation to these investments during 1998 and 1997, respectively.

                                                           INCREASE
                                                        (DECREASE) IN
                                                          FAIR VALUE        FAIR VALUE
                                                          DURING YEAR       END OF YEAR
                                                        --------------      ------------
Year ended December 31, 1998:
   Fair value as determined by quoted market price:
       Short-term investments                            $         --       $  1,314,101
       Westcorp common stock                              (10,131,273)         7,315,941
       Government National Mortgage
         Association Securities                                 4,538             45,467
       Mutual funds:
         Washington Mutual Investors Fund                     149,883          4,051,291
         The Growth Fund of America                           378,355          3,596,551
         The Income fund of America                           (62,364)         1,477,519
         Others                                                 5,955            801,384
       Loans to participants                                       --            323,140
                                                         ------------       ------------
                                                         $ (9,654,906)      $ 18,925,394
                                                         ============       ============

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


4. INVESTMENTS (CONTINUED)

                                                            INCREASE
                                                         (DECREASE) IN
                                                          FAIR VALUE        FAIR VALUE AT
                                                          DURING YEAR        END OF YEAR
                                                        ---------------     ------------
Year ended December 31, 1997:
   Fair value as determined by quoted market price:
       Short-term investments                            $         --       $  1,303,134
       Westcorp common stock                               (7,135,237)        18,852,429
       Government National Mortgage
         Association Securities                                 5,439             55,355
       Mutual funds:
         Washington Mutual Investors Fund                     585,294          3,885,719
         The Growth Fund of America                           243,082          3,087,063
         The Income fund of America                            67,026          1,654,595
         Others                                                (1,501)           582,053
       Loans to participants                                       --             83,895
                                                         ------------       ------------
                                                         $ (6,235,897)      $ 29,504,243
                                                         ============       ============

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 8, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. ADMINISTRATIVE COSTS

The Company has agreed to voluntarily pay the Plan's administrative expenses of approximately $124,000 in 1998 and $125,000 in 1997. The agreement to pay the administrative costs may be canceled at any time.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


7. EMPLOYER CONTRIBUTIONS

The Company's Board of Directors elected to provide a contribution in 1998 of $1,179,477 for the salary savings portions of the Plan. The contribution consisted of cash of $759,313 and allocated plan forfeitures of $420,163. In 1997, the Company's Board of Directors elected to provide a contribution of $2,861,088 for both the employee stock ownership (ESOP) and salary savings portions of the Plan. In 1997, the contribution consisted of Westcorp common stock with a fair value on the date of transfer of $1,702,150, cash of $723,426 and allocated forfeitures of $435,512. The contribution expense was allocated to the Company and its subsidiaries based upon the relative participation of the employees of the Company and its subsidiaries in the Plan.

8. ESOP PARTICIPANT ALLOCATION

The Plan allocates contributions, investment changes and forfeitures to participants' accounts as follows:

       Contributions: Each participant is credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service.

       Investment Changes: Each participant account is allocated the amount of investment changes on a monthly basis in the same proportion that the cash or shares of each participant's account bears to the total accounts of all participants in the same investment option at the time of the valuation.

       Forfeitures: Forfeitures are allocated to participants who did not have a break in service during the current year based on the proportion of each participant's compensation to the total compensation of all such participants during the year.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


9. SEPARATE CONTRIBUTION PROGRAMS

The Salary Savings Plan maintains seven investment programs. Participants individually elect how to allocate their contributions among the programs. The following table summarizes the activity for each of the programs and the Employee Stock Ownership Plan for 1998 and 1997:

                                                                    U.S.             THE
                                                THE CASH         GOVERNMENT         INCOME          THE GROWTH
                                               MANAGEMENT        SECURITIES         FUND OF           FUND OF
                                            TRUST OF AMERICA        FUND            AMERICA           AMERICA
                                             ---------------    -----------       -----------       -----------
Net assets available for benefits,
   January 1, 1998                            $ 1,158,891       $   542,531       $ 1,820,470       $ 3,423,359
     Contributions:
       Employer:
         Cash                                      27,042            28,591            89,432           186,194
         Allocated forfeitures                     14,963            15,820            49,486           105,155
       Employee deferral/loan repayments
                                                   76,898           106,373           337,210           670,656
       Other rollover contributions                    --             1,329             9,404            34,206
     Interest income                               16,742                92               196               435
     Dividends                                     33,714            28,256            79,336            14,409
     Net investment gains                              --                --           103,020           328,504
     Other gains (losses)                             713               (46)            5,427            35,484
     Distributions and withdrawals paid
       to participants                           (789,294)         (143,739)         (587,778)       (1,100,008)
     Net unrealized (depreciation)
       appreciation in fair value of
       investments                                     --             1,909           (62,364)          378,355
     Transfer of funds                            438,515            26,765           (80,214)         (274,894)
                                              -----------       -----------       -----------       -----------
Net assets available for benefits,
   December 31, 1998                          $   978,184       $   607,881       $ 1,763,625       $ 3,801,855
                                              ===========       ===========       ===========       ===========

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


                                     EUROPACIFIC
                                       GROWTH
WASHINGTON MUTUAL    WESTCORP          FUND OF       LOANS TO
 INVESTORS FUND       STOCK            AMERICA     PARTICIPANTS        ESOP               TOTAL
--------------------------------------------------------------------------------------------------
$  4,202,132       $  6,257,558       $144,240       $ 83,895      $ 14,497,092       $ 32,130,168


     211,311            187,562         29,182             --                --            759,314
     116,927            101,665         16,147             --                --            420,163

     749,746            626,876         99,687        154,258                --          2,821,704
      43,319             11,795         17,358             --                --            117,411
         459              1,577             95          9,604             8,585             37,785
      75,174             86,494          1,336             --           182,568            501,287
     296,092                 --          3,054             --                --            730,670
      32,445           (369,830)         1,715             --          (318,147)          (612,239)

  (1,285,216)        (1,198,373)       (65,619)        75,373        (2,237,925)        (7,332,579)


     149,883         (3,215,728)         4,046             --        (6,911,007)        (9,654,906)
    (281,026)           126,096         44,758             --                --                 --
------------       ------------       --------       --------      ------------       ------------
$  4,311,246       $  2,615,692       $295,999       $323,130      $  5,221,166       $ 19,918,778
============       ============       ========       ========      ============       ============

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)

                                               THE CASH            U.S.              THE
                                              MANAGEMENT        GOVERNMENT          INCOME          THE GROWTH
                                               TRUST OF         SECURITIES          FUND OF           FUND OF
                                                AMERICA            FUND             AMERICA           AMERICA
                                             ------------------------------------------------------------------
Net assets available for benefits,
   January 1, 1997                            $ 1,181,711       $   387,359       $ 1,403,539       $ 2,284,718
     Contributions:
       Employer:
         Cash                                      30,232            43,012           120,165           246,654
         Noncash                                       --                --                --                --
         Allocated forfeitures                         --             1,751             9,786            17,435
       Employee deferral/loan repayments
                                                   87,989           114,082           344,309           666,820
       Other rollover contributions                 3,504             7,861            13,822            24,268
     Interest income                                  466               228               534             1,146
     Dividends                                     55,640            30,370            92,551            19,387
     Investment gains                                  --                --           105,799           307,212
     Other gains (losses)                              --            (1,777)           28,685            36,458
     Distributions and withdrawals paid
       to participants                           (300,650)          (55,879)         (205,691)         (499,372)
     Net unrealized (depreciation)
       appreciation in fair value of
       investments                                     --             6,971            57,240           225,647
     Transfer of funds                            100,029             8,568          (150,211)           93,066
     Other                                            (30)              (15)              (58)              (80)
                                              -----------       -----------       -----------       -----------
Net assets available for benefits,
   December 31, 1997                          $ 1,158,891       $   542,531       $ 1,820,470       $ 3,423,359
                                              ===========       ===========       ===========       ===========

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)

                                       EUROPACIFIC
                                         GROWTH
WASHINGTON MUTUAL     WESTCORP           FUND OF           LOANS TO
 INVESTORS FUND        STOCK             AMERICA         PARTICIPANTS           ESOP               TOTAL
-----------------------------------------------------------------------------------------------------------
$  2,203,863       $  7,759,362       $         --       $     61,217       $ 18,458,134       $


     261,822                 --             21,541                 --                 --            723,426
          --            350,197                 --                 --          1,351,953          1,702,150
      16,369             24,241                 --                 --            365,930            435,512

     646,440            861,561             24,426            (11,455)                --          2,734,172
     162,779             72,185              2,018                 --                 --            286,437
       1,244              5,454                 79                 --             10,521             19,672
      69,043            145,237              1,341                 --            312,078            725,647
     202,003                 --              3,913                 --                 --            618,927
      46,883            322,549                (12)                --            769,656          1,202,442

    (187,223)          (931,354)              (433)            34,133         (1,674,761)        (3,821,230)


     568,926         (1,988,343)           (10,224)                --         (5,096,114)        (6,235,897)
     210,079           (363,125)           101,594                 --                 --                 --
         (96)              (406)                (3)                --               (305)              (993)
------------       ------------       ------------       ------------       ------------       ------------
$  4,202,132       $  6,257,558       $    144,240       $     83,895       $ 14,497,092       $ 32,130,168
============       ============       ============       ============       ============       ============

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


10. HOLDINGS OF PARTIES-IN-INTEREST

The Plan has holdings of securities of parties-in-interest at December 31, 1998 and 1997, as follows:

                                                  1998              1997
                                               ----------       -----------
Westcorp common stock
   (1,054,550 and 1,117,181 shares
     in 1998 and 1997, respectively)           $7,315,941       $18,852,429
                                               ==========       ===========

11. YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                             Supplemental Schedules

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                              Employer ID 510308535
                                    Plan #001

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                 DESCRIPTION OF
                                             INVESTMENT, INCLUDING
                                                 MATURITY DATE,
                                             RATE OF INTEREST, PAR                                 CURRENT
                                               OR MATURITY VALUE,                                   VALUE
     IDENTITY OF ISSUER OR BORROWER                OR SHARES                      COST             OF ASSET
-------------------------------------------------------------------------------------------------------------
Westcorp common stock                         1,054,550 shares                 $11,489,356        $ 7,315,941

American Funds consists of:
   Washington Mutual Investors Fund             123,102 shares                   3,818,428          4,051,291
   The Growth Fund of America                   160,560 shares                   3,132,134          3,596,551
   The Income Fund of America                    85,209 shares                   1,472,660          1,477,519
   U.S. Government Securities Fund               41,048 shares                     551,206            550,862
   EuroPacific Growth Fund                        8,821 shares                     228,118            250,522

Cash and Short-Term Investments consist of:
     The Cash Management Trust of
       America                                  898,106 shares                     898,106            898,106
     Trust for Federal Securities               416,005 shares                     416,005            416,005

Government National                          GNMA Pool #168962 Single
   Mortgage Association                      Family Pool at 11% pass
                                             through certificate
                                             maturing July 15, 2016
                                                                                    40,929             45,467

Loans to participants                                                                   --            323,130
                                                                                                  -----------
                                                                                                  $18,925,394
                                                                                                  ===========

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                              Employer ID 510308535
                                    Plan #001

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                                     CURRENT
                                                                                                     VALUE OF
                                                                                                     ASSET ON         NET
    IDENTITY OF                                               PURCHASE      SELLING      COST OF    TRANSACTION       GAIN
   PARTY INVOLVED             DESCRIPTION OF ASSETS             PRICE        PRICE        ASSET        DATE          (LOSS)
----------------------------------------------------------------------------------------------------------------------------
Category (iii) - series transactions in excess of 5% of plan assets

California Bank & Trust   Money Market Obligations Trust      $4,036,118   $       --   $4,036,118   $4,036,118     $     --
California Bank & Trust   Money Market Obligations Trust              --    4,036,118    4,036,118    4,036,118           --
California Bank & Trust   Trust for Federal Securities         8,222,255           --    8,222,255    8,222,255           --
California Bank & Trust   Trust for Federal Securities                --    8,413,307    8,413,307    8,413,307           --
California Bank & Trust   Westcorp Inc. Common Stock           1,839,118           --    1,839,118    1,839,118           --
California Bank & Trust   Westcorp Inc. Common Stock                  --    2,421,062    1,556,117    2,421,062      864,945
California Bank & Trust   CB&T Money Market Premium Account    1,684,491           --    1,684,491    1,684,491           --
California Bank & Trust   CB&T Money Market Premium Account           --    1,684,491    1,684,491    1,684,491           --

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1998.